UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2021

Commission File No. 024-11431

Robot Cache US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-5320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

5910 Pacific Center Boulevard, Suite 300

San Diego, California 92121

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Units, each of which consisted of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (the “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Introduction

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”) that is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by its Users who validate blockchain transactions. The Robot Cache Platform development has been completed and, as of December 31, 2021, is in live “open beta” testing with over 39,000 current Users.

On March 31, 2021, the Company began offering for sale (the “Initial Sale”), at a fixed price of $0.6060 per Unit (the “2021 Offering”), up to 16,501,650 Units, for $10 million. It succeeded in raising that amount, in gross proceeds, by June 30, 2021. Each “Unit” consisted of two shares (each, a “Share”) of the Company’s common stock (“Common Stock”) and one warrant to purchase one Share at an exercise price of $1.00 per Share, all as described in the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11431) (available at https://www.sec.gov/Archives/edgar/data/0001832460/000149315221021589/0001493152-21-021589-index.html).

In September 2021, the Company increased the size of the 2021 Offering to $30 million in the aggregate (i.e., an increase of $20 million), offering for sale 49,504,950 Units (reduced by the number of Units sold in the Initial Sale). Later that month, the Company completed the 2021 Offering, raising $19.18 million of that additional targeted $20 million (in gross proceeds).

1

The Robot Cache Platform

The Robot Cache Platform is intended to serve as a PC video game ecosystem that works to the advantage of all of its participants, by enabling Users to purchase digital copies of video games and to list them for sale. It represents, in the Company’s opinion, true disruption in a space that has not changed materially in over 15 years. Our economic model should be favorable to game makers, whose revenues under the Robot Cache Platform will, we believe, exceed their previous revenues under other current game publishing and distribution platforms. At the same time, the Robot Cache Platform gives Users the ability to benefit through game resales, gamification, and the option to use their PCs to earn digital “in-game” currency called “IRON.” Although it will be subject to change based on feedback from Publishers and Users and market conditions, the Robot Cache Platform, in our opinion, improves on existing PC video game ecosystems in the following ways:

●	Decreased Publisher Distribution Fees. As currently contemplated (and as explained in greater detail under “Sources of Revenue” below), Publishers will receive a blended royalty rate of at least 83% (and, with respect to games released at the same time as other platforms, a blended royalty rate of up to 91%, because of a 95% royalty rate for the first 90 days of the games’ distribution) of all distribution fees paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of PC video game licenses, and the Company will receive 5% of such fees. We believe that this increased revenue for Publishers entices them to distribute more PC video game licenses through the Robot Cache Platform.

●	Ability to “Sell” Games. Users will have the option to list their video games for sale (i.e., terminate their video game licenses) and, through what we refer to as “resales” to other Users (which will have been previously approved by all Publishers through a distribution agreement), effectively receive partial refunds of any such licenses they purchased through the Robot Cache Platform in exchange for giving up their licenses and removing the games from their libraries. We are not aware of any other PC video game ecosystem that permits the lawful transfer of PC video game licenses from one User to another.

●	Publisher Ecommerce Control, Discoverability and Merchandising. Both the Company and Publishers will have the ability to control several marketing and sales-related considerations, including (a) time periods during or after which Users may not sell the PC video game licenses and (b) special promotions, sales, limited time giveaways that, in each case, increase a particular game’s presence on the storefront and thereby the likelihood of selling more copies. Unlike some other “key sellers,” the Company obtains direct licenses and/or publishing agreements with all of its Publishers.

●	Publisher Participation in Game “Resales.” Publishers receive 70% of the amounts paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of video game licenses that Users wish to “sell” (or terminate early), which is equivalent to the distribution fees Publishers currently receive in the primary existing PC video game ecosystem, and the Company will receive 5% of such fees. Publishers do not currently receive any fees for sales of PC video game licenses from one User to another because, historically, such sales have not been permitted. We believe that increased revenue for Publishers entices them to distribute more PC video game licenses on the Robot Cache Platform.

2

●	User Revenue. A User may be able to receive cash or ecosystem “store credit” on the sale of a PC video game (depending on how the User purchased the game). The store credit will have a value equivalent to 25% of the amount paid by the User to purchase the game license from a seller. This is revenue to the end user that we believe is not possible elsewhere today.

●	Expand Market for Digital Games. We believe that any person who currently purchases a video game from a retail store such as GameStop in order to be able to sell the game after completing play may be open to purchasing PC video game licenses on the Robot Cache Platform. The User will be able to purchase games using various methods, including credit cards, PayPal and other commercially accepted methods, as well as IRON store credit. If, after purchasing a videogame license, a User does not wish to keep the game after completing play, the User may “list” the game for sale and, if the game is sold, the User’s right to the game will terminate in exchange for a partial refund to the User’s account or the form of payment tendered by the User to purchase the game on the Robot Cache Platform, subject to any restrictions established by the Company and the Publisher.

●	Users Can “Opt In” to Earn Digital Currency to Purchase Games. Users can use their personal computers to validate blockchain transactions, for which they will receive digital in-game only store credit/currency (IRON), which may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. (IRON is not an ERC20 or other utility or security token, may not be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges.)

●	Support for Blockchain Games. We believe that we have an opportunity to further build out the Robot Cache Platform by adding other types of games such as “free to play” and blockchain-based games. In light of the enormous capital being allocated to blockchain development video games and ecosystems, it is our belief that adding this additional functionality to the Robot Cache Platform and making these games available to our Users will further enhance the offerings of the Robot Cache Platform and generate new ways for us to monetize our User base.

●	Encryption. The PC video game industry experiences significant piracy, which has resulted in a substantial loss of revenue for Publishers. The Company believes that its proprietary blockchain-based digital rights management system (“DRM”) encryption of PC video games will decrease piracy and loss of Publisher revenue.

Initial Launch of the Robot Cache Platform

The Robot Cache Platform was completed in May 2020 and is currently operating in “open beta.” To date, the Company has signed agreements with over 55 Publishers around the world with over 900 titles currently under contract. In December 2018 the Company released its “Publisher Portal”, which allows Publishers to establish an account on the Robot Cache Platform and upload their company information, games and other media assets using a “self-serve” website for consideration on the Robot Cache Platform. Adding this functionality was critical to the Robot Cache Platform, as it enables the Company to scale globally by not requiring a large support staff to manage a large number of games.

By using the Robot Cache Platform:

●	Publishers can display information, art and other media assets to promote their PC video games; make available for purchase their PC video game licenses; add new PC video games to, and remove PC video games from, the Robot Cache Platform without the Company’s involvement; update any information displayed on the Robot Cache Platform with respect to their PC video games; access a suite of sales and marketing tools provided by the Company; control various other aspects with respect to their PC video games; and receive payment for the PC video games sold on the Robot Cache Platform.
●	Users have the ability to view PC video games for sale, terminate their licenses early (i.e., “list their game for sale”) for a partial refund of their PC video game purchases (if allowed by the Publisher), and they may download PC video games purchased on the Robot Cache Platform.

The Competitive Landscape

Currently, the largest platform for digital PC video games is Steam, which is operated by Valve. Steam was launched in September 2003 and has licenses for approximately 50,046 digital PC video games available for sale on its platform as of 2021. Steam is believed to have generated approximately $4.3 billion in revenue in 2017 (more current revenue information not being publicly available). For the fiscal year ending on December 31, 2021, the last year in which information is publicly available, Steam had 132 million monthly active users/players.

The second largest digital PC video game company is Epic Games Store, operated by Epic Games, Inc., which has grown rapidly through its following of many game players from a game called “Fortnite.” This large user base enabled Epic to rapidly direct a number of those players to its store. In addition, giving away free games enabled Epic to quickly grow its user base into the second largest distribution operator. Revenue for Epic Games Store in 2021 was approximately $840 million in 2021, up 20% from 2020. Third-party games represented 36% of all sales with more than $300 million in player spending, a 12% increase from 2020. Epic has stated that there are now over 194 million PC users active on its system, an increase of 34 million from 2020.

3

Sources of Revenue

The Company’s revenue sources consist of the following: (1) 5% of all video game sales made on the Robot Cache Platform (see the second following paragraph); (2) 15% of the revenue generated from Robot Cache Platform Users who validate blockchain transactions, as described below; and (3) advertising revenue from Publishers for premium placement on the Company’s website.

Revenue is split among the Company, Publishers, and Users as follows:

For new releases, the Publisher receives a royalty equal to 95% of the purchase price, and no games can be resold for a period of 90 days after purchase. The Company receives the remaining 5%. After 90 days, a User who wishes to relinquish his or her license to the game can choose to list it for sale, at which time it goes into a queue. The Robot Cache Platform then alternates between offering a new copy (95%) and a previously owned copy (if one is available). If the sold copy was previously owned by a User, the Publisher will receive 70% of the revenue, the User 25%, and the Company the remaining 5%. If one or more used copies are available, the Robot Cache Platform alternates supplying new copies and previously owned copies, until no more previously owned copies are available. This process may be repeated indefinitely. In addition, for certain Publishers, the Company may in the future enter into arrangements reflecting different economics.

We believe that the Robot Cache Platform is superior to Steam’s and Epic’s ecosystem because Users will be able to buy and sell PC video games licenses, as well as earn store credit to buy games by using their PCs to validate blockchain transactions. Currently, neither Steam nor Epic nor any other PC game distribution portal enables Users to sell (or terminate early) their PC video game licenses, which means that the games that they purchase must be kept indefinitely.

Proprietary Digital Rights Management Using the Blockchain

The Robot Cache Platform consists of a proprietary DRM methodology and software that utilizes the immutability of the blockchain to determine and enforce licenses and User rights. The DRM methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content. In addition, having the ability to track “chain of ownership” via the blockchain means that we can trace who had the rights to a particular copy of the game (e.g., a famous influencer) which we believe has significant potential as a collectible and scarcity business model.

Our DRM currently uses the Ethereum blockchain but can switch to any public or private blockchain. Though there is some risk that a particular blockchain we use may not be available in the future, if this were the case we would make the appropriate database entries in an internal database. The Company has no plans to develop its own blockchain. On July 14, 2021, the Company entered into an agreement with the blockchain company CasperLabs LLC (“CasperLabs”), and the Company is presently moving its blockchain-based DRM from “proof of work” to a blockchain model based on “proof of stake,” which the Company believes will be more economically favorable. The Company further believes that switching to this blockchain model will result in the use of substantially less power and resources, which the Company in turn believes will be significantly better for the environment. On May 4, 2021, CasperLabs published an article in which it claimed its model is up to 1,360 times more energy-efficient than the blockchain models used by other networks.

4

Earning IRON

As stated earlier, Users can “opt in” to use their PCs (when they are not playing video games) to validate blockchain transactions. For performing these validation activities, Users will receive IRON, which may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. IRON has a fixed value of $0.01 USD, and as stated earlier, IRON is not an ERC20 or other utility or security token, cannot be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges. Users who “opt in” to perform such validation activities become part of the Company’s pool to validate transactions for third-party digital assets. Users may validate transactions on a variety of blockchains. In order to maximize profitability, the Company is able to select from a number of blockchains, depending on the Users’ computer hardware (i.e., Beam2, X16R and Ethereum, etc.). That said, the majority of Users validate transactions on the Ethereum blockchain.

Once a successful (validated) solution has been found on a blockchain, the Company is rewarded with cryptocurrency. The Company then credits the validating Users, in IRON, with the equivalent of the value of the earned cryptocurrency reward, and this crediting process takes place every minute. The Company holds the cryptocurrency that was mined until the end of every calendar month, at which time the Company exchanges the cryptocurrency for fiat currency through Coinbase, at prices publicly quoted on Coinbase. (Thus, the price exposure to Ether or other cryptocurrency for those Users who validate transactions varies on the basis of the price of the cryptocurrency at the time of the validation solution.)

The Company states in its mining policy, which is available on the Robot Cache Platform, that it expressly disclaims any responsibility for electrical costs or computer damage resulting to the computers of Users who use them to earn IRON on the Robot Cache Platform.

The Company currently has no plans to create, issue, or use any tokens or other digital assets, except as described herein. Furthermore, the Company has no plans to trade cryptocurrency on any unregulated secondary market (or anywhere at all other than Coinbase).

The Company’s Team

As of the date of this Report, the Company employs 16 full-time employees in San Diego, California, and two contractors in the US, France and Spain and expects to hire another six over the course of 2022. The Company’s directors, officers and key employees have over 100 years of combined experience in the video game industry (see Item 3 below titled “Directors and Officers”). The Company expects to hire approximately 8-10 additional individuals in 2022 to provide general administrative, sales and marketing and research and development services.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business or the development of the Robot Cache Platform because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings.

Prior Token Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L. sold to 18 accredited investors Simple Agreements for Future Tokens (“SAFTs”) in an offering (the “Token Offering”) that resulted in gross proceeds of $11,770,877.66, consisting of $2,275,000 in cash; $6,495,877.66 in bitcoin (BTC) and Ether (ETH); and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT) Starting in January 2019 and continuing to May 2020, the holders of a majority of the SAFT interests agreed to amend their SAFTs in order to receive our Common Stock instead of tokens. Because the SAFTs empowered the holders of that majority interest to take action on behalf of, and to bind, all of the SAFT holders, the SAFTs have all been converted into an aggregate amount of 16,778,821 shares of our Common Stock. The exchange of the SAFTs with the Common Stock was made pursuant to Section 3(a)(9) of the Securities Act.

5

Separately, the Company engaged a number of advisors for the Token Offering and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company has contemplated entering into exchange agreements with these advisors, whereby they would be able to exchange their token-issuance rights for Shares. Under the proposed exchange agreements, on the terms being considered by the Company, the advisors would be entitled to exchange their token-issuance rights for as many as 1,020,765 Shares in the aggregate. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with the advisors.

The Company has not issued any tokens and has no plans to do so.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are included in this Report. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Operating Results

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of IRON, the Company’s digital “in-game” currency. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new – and, in the Company’s opinion, exciting – concept dubbed “Proof of Gaming,” which we have not seen to date in any other platform. Proof of Gaming enables Users to utilize their PCs’ CPUs and graphics cards (GPU) to validate transactions on the blockchain using the Company’s DRM-based client application, for which the Company rewards Users with IRON. As of the date of this Report, our beta Users have validated over one million hours of blockchain transactions. The client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform – enabling Users to earn store credit – is, we believe, unique and has been well received, as it provides an alternative way for Users in emerging markets to purchase video games that they would have not been able to obtain otherwise. The early traction and KPIs that we have received are encouraging and support our belief that Users want to be able to monetize their game libraries by selling titles that they no longer wish to retain. The Company is also in the process of transitioning from a validation method based on “proof of work” to a method based on “proof of stake,” which will require significantly less power consumption by our Users. As noted above, the Company has entered into a contract with CasperLabs . The agreement requires the Company to migrate its current DRM / copy protection methodology to the CasperLabs network, thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to any User’s digital game copy.

6

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships developed over time will enable its employees to seed the Robot Cache Platform with the best titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Our one subsidiary, Robot Cache S.L., which is wholly owned by the Company, is headquartered in Santa Cruz Se Tenerife, Spain. We currently intend to discontinue all operations in Spain beginning sometime in 2022.

Although retail physical video game sales are declining year over year, digital sales are strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases.

The Publisher feedback from our current partners and others has also been favorable. We have been able to secure the rights to well over 900 titles so far with little or no outlay of advances/guarantees. We believe that our ability to secure these rights is primarily due to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers who wish to be compensated for relinquishing the licenses to their games. It is, in our opinion, a “win-win” scenario for both the Publisher and the User and opens up what we believe will be greater opportunities for increased sales for the gaming industry.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. The Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

AMD Partnership

In December 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership in 2022 and beyond. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

We also have an agreement with one of our Chinese investors, which we expect will launch the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this Report, we have not yet factored into our forecasts any revenue projections for Asia; but we believe it will be material, as we expect to release the Robot Cache Platform in China in the third quarter of 2022. As a result, we have already implemented additional payment forms for the Chinese market (such as WeChat Pay and Alipay), and we will be adding other forms of digital currency and payment solutions (such as Amazon payments and Coinbase Commerce). Adding these forms of payment, which our competitors have shied away from but are important to the future of digital global commerce, will, we believe, enable the global community to purchase games from the Robot Cache Platform.

7

Launch Expected Second Quarter 2022

As of the date of this Report, the Robot Cache Platform is in open beta and is expected to launch globally in the second quarter of 2022. With our current (December 31, 2021) User base of approximately 39,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for supporting blockchain based games and digital items represents a dependable method for promoting an ecosystem of growth.

Sources of Revenue

The Company generates its revenues from several different sources, some of which are unique to the Robot Cache Platform. The first source is the percentage of sales revenues that we receive (5%) from the sale of games. As noted above, the second source results from enabling our Users to engage in validation activities by using their computers to earn IRON (as store credit), representing approximately 85% of the cryptocurrency validation reward received by the Company. (A User can earn more IRON on the basis of certain gamification activities performed on the Robot Cache Platform.) The Company retains the remaining percentage, converted from Ether to USD through Coinbase, the Company’s custodian, at the end of each calendar month. Users can use IRON to purchase games. The third source is our website’s use of third-party advertising, which is not permitted by our major competitors. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry standard video CPM rate, as of the date of this Report, ranges between $15.00 and $20.00. We expect that Company advertising revenues, which are at a high margin of approximately 97%, will grow as our User base grows. These additional sources of revenue enable us to have significantly reduced distribution costs, which benefit our publishing partners and generate sources of income other than just sales of games. As referenced above in “Business Overview,” in 2021 the Company concluded a strategic partnership with a blockchain company (CasperLabs) for which we became a master “validator,” enabling the Company to earn revenue representing a portion of the validation transaction volume. (See “Revenues” below.) We believe that this partnership has considerable value, as it has already generated positive revenue in our 2021 operating results.

8

Operating Results

The following table summarizes changes in selected operating indicators of the Company for the respective periods presented:

Year ended December 31, 2021 compared with year ended December 31, 2020

	Year ended December 31, 2021	Year ended December 31, 2020
Net revenue	$781,563	$12,027
Total operating expenses	2,661,609	793,948
Interest income (expense), net	(61,946)	(52,195)
Income tax expense	-	-
Net Income (Loss)	$(2,187,679)	$(1,237,922)
Foreign currency translation, gain (loss)	(836)	(326)
Unrealized gain (loss) on stock investments, held-for-sale	(371,976)	(24,660)
Total Comprehensive Income (Loss)	(2,560,491)	(1,262,907)
Earnings per share, basic	$(0.02)	$(0.01)
Earnings per share, diluted	$(0.02)	$(0.01)

Revenues

For the fiscal year that ended on December 31, 2021 (the “2021 Fiscal Year”), the Company generated $781,563 in revenues and incurred expenses of $2,661,609.

For the 2021 Fiscal Year, the Company’s revenues from gaming customers, which totaled $2,989, continue to be minimal, a result of our ongoing open beta testing phase and continual refinement of the technology of the Robot Cache Platform to address customer feedback, as well as the fact that the Company has deployed no marketing efforts targeted at increasing revenue from customers. In 2021, the Company became a validator for CasperLabs’ cryptocurrency (“CSPR”) resulting in $781,563 worth of CSPR as node validating net revenue. We are engaging multiple advertising agencies globally as we prepare to exit open beta in the second fiscal quarter of 2022.

Operating Expenses

Because of the open beta testing, the Company currently has no material expenses assigned to operations.

Selling, general and administrative expenses

Selling, general and administrative expenses for the 2021 Fiscal Year totaled $2,661,609, or an increase of $1,867,661 or 42.5%, as compared to $793,948 during the fiscal year that ended on December 31, 2020 (the “2020 Fiscal Year”). Payroll expense represents 46.8% of general and administrative expenses. The Company hired additional engineers to further develop the Robot Cache Platform as well as a Vice President of marketing to begin the marketing of the Company’s services and products. $284,474.96 was invested in a sales commercial and in other marketing materials to prepare for the product launch in 2022. $325,000 was invested in a technology platform to market and process the Company’s stock in the 2021 Offering. The remainder of the selling, general and administrative expenses were rent, supplies, internet and telecommunications, travel etc.

Asset impairment charges

Cryptocurrency is evaluated each year and reported at the lower of cost or market including the CSPR cryptocurrency earned from validation activity.

Other income and expenses

The Company used funds raised in the 2021 Offering to pay off the Roxy Friday loans (see below) in full before the end of 2021.

9

It capitalizes development costs and then amortizes those costs over three years. It amortized $407,347 of its developed platform accounts in both 2021 and 2020.

It was granted $159,625 of forgiveness for the loan it received from the federal government in 2021 under the 2020 Paycheck Protection Program (PPP).

Its foreign currency loss was $836 in 2021 compared to $326 in 2020.

Its valuation of cryptocurrency on December 31, 2021 resulted in an unrealized loss of $371,976, including CSPR cryptocurrency earned from being a blockchain validator for CasperLabs. None of the Company’s cryptocurrency was converted to United States Dollars during either the 2021 Fiscal Year or the 2020 Fiscal Year. The corresponding unrealized loss for the 2020 Fiscal Year was $24,660.

The remaining other expenses totaled $954 in 2021 compared to $303 in 2020.

For the 2021 Fiscal Year, we recorded no gain or loss (realized or unrealized) on stock investments.

Income taxes

Income taxes for the 2021 Fiscal Year and for the 2020 Fiscal Year were $0.

Net loss

For the 2021 Fiscal Year, the Company had a net loss of $2,560,491, compared with a net loss of $1,262,907 for the 2020 Fiscal Year. The increase in net loss is primarily due to the higher operating costs in increase personnel, marketing, and technology costs.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash of $20,352,630. We reported a net loss of $2,560,491 during the 2021 Fiscal Year. The Company incurred a net loss of $1,262,907 during the 2020 Fiscal Year. The following table provides a summary of the Company’s net cash flows from operating, investing, and financing activities.

Year ended December 31,	2021	2020
Net cash used in operating activities	$(578,273)	$(688,193)
Net cash provided by investing activities	(107,357)	8,881
Net cash provided by financing activities	21,036,674	640,199
Net increase (decrease) in cash	20,351,044	(39,113)
Cash, beginning of period	1,586	40,699
Cash, end of period	$20,352,630	$1,586

Sources of Liquidity

The Company funded operations primarily through SAFTs, as noted above, and through loans from Roxy Friday, LLC (“Roxy Friday”), an entity controlled by Frank Brian Fargo, who is a co-founder of the Company and a member of its board of directors. In the 2021 Offering, the Company raised net proceeds of $22,430,174 and paid off the loans of $1,393,500 resulting in the $21,036,674 from “financing activities” reflected in the chart above. In the opinion of management, the Company’s current cash position and its use of cash ($578,273 in 2021 and $688,193 in 2020) will enable it to cover current operations for the next 48 months and beyond, depending on the success of the 2022 site launch. The funds raised from the 2021 Offering, other than those applied to retire the Roxy Friday debt in 2021, will be used primarily for User acquisition and for the acquisition of additional content, in each case to accelerate Company growth.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was $578,273 for the 2021 Fiscal Year compared to $688,193 for the 2020 Fiscal Year. Cash was consumed from the net loss of $2,560,491 for the 2021 Fiscal Year and $1,237,922 for the 2020 Fiscal Year.

Net Cash Flow from Investing Activities

Net use of cash from investing activities for the 2021 Fiscal Year was $107,357, the amount of the Company’s investment in development of the Robot Cache Platform.

Net cash from investing activities during the 2020 Fiscal Year was $8,881, consisting of proceeds from the sale of cryptocurrencies.

10

Net Cash Flow from Financing Activities

Net cash provided by financing activities for the 2021 Fiscal Year was $21,036,674, representing net proceeds of $22,430,174 from the 2021 Offering, reduced by the payoff of the Roxy Friday loan balance of $1,393,500.

Net cash provided by financing activities was $640,199 for the 2020 Fiscal Year, from proceeds of that portion of the Roxy Friday loans made in that year.

For the 2020 Fiscal Year, the Company received $1,328,000 from the proceeds of loans from Roxy Friday.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2022 with $20,352,630 in cash and cash equivalents. Even after taking into account the net loss of $2,560,491 for the 2021 Fiscal Year, the Company nevertheless expects that the amount raised in the 2021 Offering will enable it to fund operations for 4 to 10 years, depending on the success of the 2022 site launch.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that may affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty, because the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC), Ether (ETH) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost, and cryptocurrencies awarded to the Company through its mining validation activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

11

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining validation activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Other than CSPR (which is held in the Company’s digital wallet), all cryptocurrencies owned by the Company are held by the Company’s custodian, Coinbase. Since the Company no longer has any plans to issue any tokens or other digital assets, the Company does not anticipate holding cryptocurrency in the future, other than as a result of the validation activities described elsewhere.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

12

Key Performance Indicators (“KPIs”)

With our current User base of approximately 39,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs. See below for our historical (2020) KPI data. KPIs for 2021 are not materially different, as the Robot Cache Platform has not yet launched globally.

KPI	March 31, 2020		June 30, 2020		September 30, 2020	December 31, 2020
Cost per Acquisition	$0.46	(1)	$0.45	(2)	0.50	$0.50	(3)
Average Revenue Per Paying User (ARPPU)	$6.37	(4)	$4.53		6.79	$7.30
Average Revenue Per User (ARPU) (per month)	$0.57		$0.43		0.77	$0.95
Average Revenue Per Miner (ARPM)	$0.86		$0.48	(5)	1.42	$2.34	(6)

(1)	Customer acquisition cost for the period ending March 31, 2020 consisted of $1,042.91 spent on emails, as a result of which we acquired 2,267 users.
(2)	Free game giveaway: $5,833.50 (cost) + $2,220.40 (emails) = $8,053.90; as a result of which we acquired 17,738 users.
(3)	$225.47 in email costs – 451 users acquired
(4)	We did not start tracking revenue until the beta launch on February 1, 2020; consequently, we have no information from January 2020.
(5)	ARPM declined in the second quarter of 2020 because the ETH DAG file increased in size and Users with only lower-quality video cards (i.e., not above 6GB of RAM) were no longer eligible to participate in the Company’s mining pool activities.
(6)	This increase in ARPM in the fourth quarter of 2020 resulted from the Company’s requiring Users to have video cards with more than 6GB of RAM in order to be eligible to participate in the Company’s mining pool activities.

Users, paying Users and miners for each quarterly period in 2020 are presented in the chart below. (In 2021 the Company experienced no material change in the end-of-2020 figures shown below.)

Quarter	Number of Users	Number of Paying Users	Number of Miners
End of March 31, 2020	10,359	84	1,053
End of June 30, 2020	27,952	510	6,784
End of September 30, 2020	-	-	-
End of December 31, 2020	36,711	1,482	7,396

The User forecasts are a combination of expected traffic volume of first-time visitors from our strategic partners as well as from our internal social and paid marketing efforts. For the basis of the analysis, we will first lay out the assumptions based on the KPIs we track each month.

As of December 31, 2021, we have a conversion rate of 9% for new first-time visitors that create new accounts on the Robot Cache Platform. Our calculations of this rate are based on traffic from these efforts and are cumulative 43% of these new users come back at least once a month, which we count as active accounts.

Our estimates are driven from the “top of the funnel,” meaning that they are based on the above conversion rate (which we track every month). Since we will have new users from a variety of sources, there are several factors that determine how many users we expect. The primary sources of users that we anticipate in the near future are as follows:

●	AMD. 24 million monthly active users (“MAU”). We are estimating a 0.5% visit rate from AMD’s promotions to its user base (120,000 new visits per month).

●	Momentum/Fox Sports. 31 million MAU. We are estimating a 0.01% visit rate from its promotions to its user base (31,000 new visits per month).

●	China. Once we launch in China, we anticipate receiving two million visits to our website, based on discussions with our partners in China.

●	Armor Games. Armor Games has approximately three million users and we have ads on its site. We are estimating a 0.05% visit rate from its promotions to its user base (15,000 new visits per month).

13

We estimate, as of the date of this Report, that total new first-time visits to our website for the first twelve months after the worldwide global launch of the Robot Cache Platform will exceed 18 million. We are assuming a conversion rate of 15%, which is slightly higher than our current rate of conversion and would equate to 1.6M million new accounts.

ITEM 3. Directors and Officers

Our directors, executive officers and other significant individuals, their positions and ages as of April 1, 2022, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Lee Jacobson	Chief Executive Officer and Director	56	Began Jan. 16, 2018	N/A
Mark Caldwell	Chief Technology Officer	58	Began Jan. 16, 2018	N/A
Philippe Erwin	General Counsel and Executive Vice President of Business Development		Began April 1, 2018	N/A
Frank Brian Fargo	Director	59	Began Jan. 16, 2018	N/A
Keven Baxter	Director	62	Began Jan. 16, 2018	N/A

Executive Officers

Lee Jacobson, Chief Executive Officer. Lee is the Company’s Chief Executive Officer. He is an entertainment executive with over 25 years of experience in the video game industry and 16 years of experience managing digital distribution at some of the most well-known Publishers in the world. From 2017 to 2018, Lee was the Managing Director of Converge Direct, LLC, a digital advertising agency, where he managed all of the analytics and software development operations for its clients. Beginning in 2012, Lee was the Chief Executive Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. From 2009 to 2012, Lee was a Senior Vice President, Licensing and Digital Publishing for Atari, where he was responsible for global licensing activities for all consumer products and interactive categories for the Atari brand and global publishing operations for the console and mobile business units. From 1998 to 2009, Lee was a Vice President, Business Development and Licensing, for Midway Games Inc., during which time he managed the worldwide licensing and business development functions. Prior to 1998, Lee was a Director of Business Development for Virgin Interactive Entertainment beginning in 1997. In December 2019, Lee formed a Delaware corporation named Digital World Acquisition Corp., with the intention that the corporation serve as a special purpose acquisition company at some point in the future.

14

Mark Caldwell, Chief Technology Officer. Mark is the Company’s Chief Technology Officer. He is an entrepreneur and veteran in the video game industry with over 25 years of experience in the industry, who has created and won awards for games on platforms from the Apple II to the Xbox 360. From 2017 to 2018, Mark was the Chief Technology Officer of Converge Direct, LLC, where he managed all of its analytics, information technology and data management infrastructure. Beginning in 2012, Mark was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. Mark simultaneously was the Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mark was the Co-founder and Chief Executive Officer of Plaor, a social games publisher that offered entertain and social experience for gamers. From 2010 to 2011, Mark was a Vice President, Engineering, at Playdom and Disney Interactive Media Group, during which time he was responsible for a broad range of technology services. From 2005 to 2009, Mark was a Director of PC Development and Executive Producer for Midway Games Inc., responsible for all processes, testing plans and online distribution models for PC development and distribution to optimize hardware of PC vendors and all PC franchises, including, among others, Lord of the Rings Online, Unreal Tournament 3, Rise & Fall and Stranglehold. Before joining Midway Games Inc., Mark was the founder, Chief Executive Officer and President of Rapid Eye Entertainment, Inc. from 2001 to 2005, where he developed, planned and organized all facets of the business, including strategy, creative, budgets, production, development and business management. From 1996 to 2001, Mark was a Vice President, Development, for The 3DO Company, and before that, the Co-founder and Senior Vice President of New World Computing, Inc. beginning in 1986. He is a recipient of the Top Tech Exec Awards, San Diego, for 2015 and 2016, honoring him for being an outstanding information technology executive who works in San Diego, as nominated by his peers and clients.

Philippe Erwin, General Counsel and Executive Vice President of Business Development. With a background in international and intellectual property law, Philippe has been working in the games industry for over 20 years in various roles, from corporate senior executive to entrepreneur. From 2014 to 2017, Philippe was founder and Chief Executive Officer of Relativity Studios, a media and games company developing highly successful and engaging interactive content for top brands such as Mattel and Crayola, generating over 20 million downloads for its partners on the App and Google Play stores. From 2011 to 2013, Philippe was co-founder and partner of QED Associates, an interactive entertainment consultancy working with top media companies, video game publishers, and filmmakers, including Warner Bros., Tencent, Atari, Wargaming, and Mad Max director George Miller, where he identified and secured over $50 million in investment and distribution deals for its partners. Prior to that, from 2007 to 2010, Philippe co-founded and was the CEO of independent video game developer, Collision Studios, where he managed the successful launch of over 20 titles across 10 different platforms (PC, Mac, Microsoft Xbox, Sony Playstation, Nintendo Wii, and Apple/Google mobile), including the highly successful “300: March to Glory” video game which received a Sony’s Greatest Hits award. From 2002 to 2006, Philippe was Vice President of Interactive Entertainment at Warner Bros., where he was responsible for building and overseeing the studio’s video games publishing group, eventually resulting in $2B in sales from its key franchises such as Harry Potter, The Matrix, Batman, Justice League, Friends, and Cartoon Network. From 2000 to 2001 Philippe was Vice President of Business Affairs for the games group at Universal Studios (Bruce Lee, Spyro, Crash Bandicoot, etc.), where he handled a variety of legal matters including production and distribution deals, M&A, litigation, compliance issues and corporate matters. From 1996-1999, Philippe was Director of Business Development at Activision Blizzard, where he was responsible for the company’s ancillary business units, working with such franchises as Tony Hawk, Mechwarrior, Battlezone, and Activision classics. From 1992-1995, Philippe worked as an attorney at several large law firms in New York, Paris and Los Angeles, including Wilson Elser, Thomas & Associates and Loeb & Loeb, where he handled a variety of transactional and litigation work for Fortune 100 companies involving intellectual property, corporate, insurance, and international matters. Philippe is a member of the New York, Massachusetts, California, District of Columbia, Paris (France), London (UK) and US Patent and Trademark Office (USPTO) bar associations.

Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following two members in addition to Lee Jacobson:

Frank Brian Fargo is a co-founder of the Company and a member of the Board of Directors. He has over 30 years of experience in the software publishing industry. Brian founded inXile Entertainment, Inc. (“inXile”), a developer of entertainment software for all popular game video game systems, personal computers and wireless devices, in 2002 and helped inXile successfully fund the development of Wasteland 2 through a Kickstarter campaign that raised over $2.9 million. In 2019, Brian sold inXile to Microsoft Games Studios, though he continues to serve as inXile’s Studio Head. From 1983 to 2001, Brian was the founder and Chief Executive Officer of Interplay, a company that he took public in 1998.

15

Keven Baxter is a member of the Board of Directors. Keven has over 30 years of experience advising technology companies in licensing and transactional matters. Since 2006, Keven has been a Partner at Baxter Technology Law, Inc. where he specializes in technology and media licensing and business and commercial transactions. From 2003 to 2005, Keven was a Vice President, Legal, for Fair Isaac Corporation, which develops and markets scoring and analytic solutions to the financial, insurance, healthcare, telecommunications and other industries, where he managed the worldwide operational legal activity. From 1999 to 2002, Keven was the General Counsel and Vice President of Corporate Development for Buy.com, Inc. Keven was the General Counsel and Vice President of Corporate Affairs for Interplay Entertainment Corp. from 1995 to 1998. Prior to that time, Keven was a business and technology lawyer with the national law firm Brobeck, Phleger & Harrison. Mr. Baxter has been a licensed attorney in the State of California since 1988.

Compensation of Directors and Executive Officers

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the 2021 Fiscal Year.

Name	Capacities in which compensation was received	Cash compensation (2021)		Other compensation (2021)	Total compensation (2021)
Lee Jacobson	Chief Executive Officer	$$309,166.71	[1]	$0	$$309,166.71
Mark Caldwell	Chief Technology Officer	$$297,916.71	[2]	$0	$$297,916.71
Philippe Erwin	General Counsel	$$52,500	*	$0	$$52,500	*

* Compensation was paid to UPO Inc., Mr. Erwin’s employer.

(1) Includes $100k of deferred compensation from 2019, 2020

(2) Includes $100k of deferred compensation from 2019, 2020

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group and (ii) each person who beneficially owns more than 10% of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

Unless otherwise indicated, the stockholders listed below possess sole voting and investment power with respect to the shares of Common Stock they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	68,210,343	0	37.87%
Frank Brian Fargo(1)	44,372,223	0	23.03%
Lee Jacobson(2)	11,919,060	0	6.19%
Mark Caldwell(3)	11,919,060	0	6.19%

(1)	1735 Flight Way, Suite 400, Tustin, CA 92782
(2)	5910 Pacific Center Blvd. Suite 300, San Diego, CA 92121
(3)	3650 Torrey View Court, San Diego, CA 92130

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

16

Legal and Disciplinary History of Our Executive Officers and Directors

Lee Jacobson was previously the Chief Executive Officer and Mark Caldwell the Chief Technology Officer of Apmetrix, Inc., a Delaware corporation. Apmetrix, Inc. was an enterprise data management company that had a dispute with its licensor over the adequacy of the technology being licensed and the corresponding royalty payments, ultimately filing a bankruptcy petition that began on December 15, 2016 and terminated on December 13, 2019.

With the exception of the above disclosure, during the last five years, (i) no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any Company executive officer or director, or any person nominated to become a Company director, nor has any receiver, fiscal agent or similar officer been appointed by a court for (a) the business or property of such person, (b) any partnership in which he was general partner at or within two years before the time of such filing, or (c) any corporation or business association of which he was an executive officer at or within two years before the time of such filing and (ii) neither any Company executive officer or director, nor any person nominated to become a Company director: (a) has been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding, in each case, traffic violations and minor offenses); (b) has been the subject of an entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction, that permanently enjoined, barred, suspended, or otherwise, his involvement in any type of business, securities, commodities, or banking activities; (c) the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission or a state securities regulator of a violation of U.S. federal or state securities or commodities trading laws, which finding or judgment has not been reversed, suspended or vacated; (d) the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limit his/their involvement in any type of business or securities activities; or (e) a disqualified person under Rule 262, Rule 505(b)(2)(iii), and Rule 506(d)(2)(ii) under the Securities Act.

ITEM 5. Interest of Management and Other in Certain Transactions

As of December 31, 2021, the prior loan to Roxy Friday, owned solely by the Company’s founder and director Frank Brian Fargo, in the amount of $1,409,315, was fully repaid, resulting in no further obligation to Roxy Friday.

Other than as disclosed in the preceding sentence, from the time of the Company’s formation on January 16, 2018 through the date of this Report, neither the Company nor its subsidiary Robot Cache S.L. has been, or is to be, a participant in any transaction or currently proposed transaction in which (i) any RC Related Person had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers”) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “RC Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Any future transactions between either the Company or Robot Cache S.L., on the one hand, and an RC Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than an RC Related Person.

ITEM 6. Other Information

There have been no material changes whose disclosure would be required pursuant to the requirements of Regulation A.

17

ITEM 7. Financial Statements

F-1

Report of Independent Registered Public Accounting Firm

INDEPENDENT AUDITOR’S REPORT

March 1, 2022

To:	Board of Directors, ROBOT CACHE US INC.
Attn: Lee Jacobson
Re:	2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ROBOT CACHE US INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year periods ended December 31, 2021 and 2020 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

March 1, 2022

F-2

ROBOT CACHE US INC.

BALANCE SHEET

As of December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$20,352,630	$1,586
Deposits	7,552	15,696
Prepaid expenses	174,807	114,823
Other current assets	535	0
Total current assets	20,535,467	132,104

Cryptocurrency, net, available for sale	543,667	0
Investment in less-than-20%-owned entity	100,000	128,780
Capitalized platform development costs, net of amortization	511,013	814,693
Total Assets	21,690,204	1,075,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	131,432	126,172
Accrued expenses	2,129,780	9,800
Other current liabilities	99,750	186,707
Total Current Liabilities	2,360,962	322,679

Notes payable, related party – non-current portion	0	1,393,500
Simple Agreements for Future Tokens	0	1,594,927

Total Liabilities	2,360,962	3,311,106

SHAREHOLDERS’ EQUITY

Common Stock	192,674	95,691
Stock subscription receivable	(2,029,961)	0
Additional paid-in capital	37,812,339	11,754,099
Retained earnings	(16,645,810)	(14,085,319)
Total Shareholders’ Equity	19,329,242	(2,235,529)

Total Liabilities and Shareholders’ Equity	$21,690,204	$1,075,577

F-3

ROBOT CACHE US INC.

STATEMENT OF OPERATIONS

For Years Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020

Revenues – software	$2,989	$0

Revenues - mining	790,804	0
Cost of revenues – mining	9,241	0
Gross profit – mining	781,563	0

Operating expenses
General and administrative	2,396,984	771,283
Sales and marketing	264,625	10,641
Total operating expenses	2,661,609	793,948

Net Operating Income (Loss)	(1,877,057)	(781,924)

Interest income (expense), net	(61,946)	(52,195)
Gain (loss) on sale of cryptocurrency	0	3,848
Amortization of platform costs	(407,347)	(407,347)
PPP loan forgiveness and other income	159,625	0
Other expenses	(954)	(303)

Tax provision (benefit)	0	0

Net Income (Loss)	$(2,187,679)	$(1,237,922)

Foreign currency translation gain (loss)	(836)	(326)
Unrealized gain (loss) on investments, available-for-sale	(371,976)	(24,660)

Total Comprehensive Income (Loss)	$(2,560,491)	$(1,262,907)

Earnings per share, basic	$(0.02)	$(0.01)
Earnings per share, diluted	$(0.02)	$(0.01)

F-4

ROBOT CACHE US INC.

STATEMENT OF SHAREHOLDER EQUITY/DEFICIT

For Years Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Stock Subscription	Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Receivable	Capital	Earnings	Equity
Balance as of January 1, 2020	85,711,048	$85,711	$0	$4,902,399	$(12,822,412)	$(7,834,302)
Conversion of SAFTs to common shares	9,980,170	9,980	0	6,851,700		6,851,700
Net income (loss)					(1,262,907)	(1,262,907)
Balance as of December 31, 2020	95,691,218	$95,691	$0	$11,754,099	$(14,085,319)	$(2,235,529)
Conversion of SAFTs to common shares and issuance of stock in securities offering, net of issuance costs	96,982,976	96,983	(2,029,961)	26,058,240		24,125,319
Net income (loss)					(2,560,491)	(2,560,491)
Balance as of December 31, 2021	192,674,194	$192,674	$(2,029,961)	$37,812,339	$(16,645,810)	$19,329,242

F-5

ROBOT CACHE US INC.

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Operating Activities
Comprehensive Net Income (Loss)	$(2,560,491)	$(1,262,907)
Adjustments to reconcile net income (loss) to net cash provided by operations:
(Gain) loss on sale of cryptocurrency	0	(3,848)
Unrealized (gain) loss on investments	371,976	24,660
Income received in non-cash form	(783,013)	0
Amortization of platform costs	407,347	407,347
Changes in operating asset and liabilities:
(Increase) Decrease in deposits	8,144	3,164
(Increase) Decrease in prepaid expenses	(59,984)	254
(Increase) Decrease in other current assets	(535)	30,959
Increase (Decrease) in accounts payable	5,260	(11,584)
Increase (Decrease) in accrued expenses	2,119,980	(33,777)
Increase (Decrease) in other current liabilities	(86,957)	157,539
Net cash used in operating activities	(578,273)	(688,193)

Investing Activities
Proceeds received from sale of cryptocurrency, net	0	8,881
Costs of platform development	(107,357)	0
Net change in cash used in investing activities	(107,357)	8,881

Financing Activities
Proceeds (repayment) from notes payable	(1,393,500)	640,199
Proceeds from issuance shares, conversion of SAFTs, net of offering costs	22,430,174	0
Net change in cash from financing activities	21,036,674	640,199

Net change in cash and cash equivalents	20,351,044	(39,113)

Cash and cash equivalents at beginning of period	1,586	40,699
Cash and cash equivalents at end of period	$20,352,630	$1,586

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

F-6

ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since Inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. As of December 31, 2021, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

F-7

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021 and 2020, the Company had $20,352,630 and $1,586 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2021 the Company had capitalized $1,325,706 of development costs. In 2021, the Company amortized $407,347 of those platform costs and has amortized a total of $814,693 in total.

F-8

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021, the Company conducted a successful campaign to raise equity and incurred $2,268,955 of costs associated with that offering as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-9

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (some of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of the assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

F-10

As of December 31, 2020 the Company recorded the following cryptocurrency and stock investment assets solely in conjunction with the THCT stock and cryptocurrency tendered in the SAFT raise:

	Stock investments in THCT	Cryptocurrency
Balance as of January 01, 2021	128,780	0

—unrealized loss during period	(128,780)

Balance as of December 31, 2020	0	0

Aside from the THCT and other cryptocurrencies received in the SAFT raise, the Company also acquired CSPR and BTC during 2021. As of December 31, 2021, the Company’s marked-to-market value for the CSPR and BTC was $538,753 and $4,915, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

F-11

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value. The Company has or will soon file its 2021 tax returns.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the year ended 2020, the Company paid cash compensation to Lee Jacobson and Mark Caldwell, who collectively own a combined more than 20 percent of the outstanding shares of the Company. Additionally, in 2020 to continue funding the operations of the Company, an affiliate of the Company has lent it approximately $640,000 in secured funding. These borrowings from 2020 have been fully repaid.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

The Company has obtained loans from an affiliate entity with common ownership, Roxy Friday, LLC, totaling approximately $640,000 as of December 31, 2020. These loans were repaid in full as of December 31, 2021 and currently has no outstanding debt.

In 2018, the Company raised money by issuing SAFTs to investors as well as issuing SAFTs to certain advisors in exchange for their services. The terms of the SAFTs differ for each investor, however, in June 2019, the Company’s board of directors passed a resolution intending to convert each of the SAFT holders into common stockholders. The process was still underway as of December 31, 2019. Under the terms of the Board resolution each of the Company’s outstanding SAFT agreements is to be converted to common stock wherein each holder will receive 1 share of common stock for every 3 tokens issuable to that holder under the SAFT agreement held by that holder.

During 2019, the Company issued 6,798,650 shares to the two of the three largest SAFT holders in satisfaction of those holders’ SAFT agreements. In May 2020, as discussed in Note 9, the Company issued 3,508,772 shares of common stock in lieu of digital tokens.

In 2020, the Company issued an additional 9,980,170 shares in satisfaction of SAFT holders rights and other share issuances.

F-12

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $7,552 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 200,000,000 shares are authorized. In addition to the shares issued to founders and other management and SAFT holders in the conversion, the Company issued up to 49.5 million shares at a price of $0.606 per share in a securities offering intending to be exempt from registration under Regulation A.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Securities Offering Closing

In February 2021, the Company closed its Regulation A registration-exempt securities offering receiving the remaining amount of stock subscriptions receivable less applicable offering costs.

Management’s Evaluation

Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-13

ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Bylaws*
3.1	Form of Warrant*
4.1	Subscription Agreement*
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Republic Core Platform Services Agreement**
6.9	Memorandum of Understanding with CasperLabs Holdings AG
11.1	Consent of IndigoSpire CPA Group, LLC*
11.2	Consent of IndigoSpire CPA Group, LLC

* Filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/0001832460/000149315221021589/0001493152-21-021589-index. html.

** Filed as an exhibit to the Robot Cache US Inc. Semiannual Report Pursuant to Regulation A on Form 1-SA (Commission File No. 024-11431) and incorporated herein by reference. Available at https://sec.report/Document/0001493152-21-024058/.

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 30, 2022.

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed as of April 30, 2022 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

19